VIPER ENERGY PARTNERS LP

500 West Texas Avenue, Suite 1200

Midland, Texas 79701

VIA EDGAR

May 7, 2014

H. Roger Schwall

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Viper Energy Partners LP

Registration Statement on Form S-1

Submitted March 21, 2014

CIK No. 0001602065

Dear Mr. Schwall:

Set forth below are the responses of Viper Energy Partners LP (the “Registrant,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 18, 2014, with respect to the draft Registration Statement on Form S-1, initially submitted with the Commission on March 21, 2014 (the “Confidential Submission”).

Concurrently with the submission of this letter, we are filing through EDGAR a revised Registration Statement on Form S-1 (the “Registration Statement”). For your convenience, we will hand deliver five copies of Registration Statement, as well as five copies of Registration Statement that are marked to show all changes made since the initial submission of the Confidential Submission.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Registration Statement, unless otherwise specified.

Draft Registration Statement on Form S-1

General

1.	We may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits and any material contracts, supply the partnership agreement, and update the disclosure as necessary. Please remember to allow enough time to respond to all such staff comments. Also please provide updated information regarding the status of your NYSE listing application, promptly provide any omitted disclosure which has not been omitted pursuant to Securities Act Rule 430A, and update your disclosure accordingly.

Securities and Exchange Commission

May 7, 2014

Response: We acknowledge that the Staff may have additional comments once we supply any information currently omitted from the prospectus, file all omitted exhibits and any material contracts, supply the partnership agreement and update the disclosure. We will allow sufficient time to respond to any such comments. We will also provide in future amendments updated information regarding the status of our NASDAQ listing application and all omitted disclosure not otherwise permitted to be omitted pursuant to Rule 430A and will update our disclosure accordingly. The Confidential Submission has been revised to update the status of our NASDAQ listing application. Please see the cover page of the prospectus and pages 13, 45, 113 and 147. In addition, the form of the partnership agreement has been included in the Registration Statement as Appendix A and Exhibits 10.1 and 10.3 have been filed with the Registration Statement.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: As of the date of this correspondence, we have not prepared or used, or authorized anyone to prepare or use, any communications specified in Section 5(d) of the Securities Act, and we are not aware of any research reports specified in the Staff’s comment above. The underwriter that is participating in this offering has confirmed to us that it has not published or distributed any research reports about the Partnership in reliance upon Section 2(a)(3) of the Securities Act. To the extent that such written communications or research reports are prepared, we will promptly submit copies to the Staff.

3.	Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and has no additional comments with respect to the proposed underwriting arrangements.

Response: We will arrange to have FINRA call the Staff or provide the Staff with a letter indicating that FINRA has finished its review and has no additional comments with respect to the underwriting arrangements prior to the effectiveness of the Registration Statement.

Summary, page 1

Overview, page 1

4.	Indicate when and how you acquired your properties.

Response: The Confidential Submission has been revised. Please see pages 1 and 72.

Securities and Exchange Commission

May 7, 2014

Our Relationship with Diamondback, page 3

5.	Please clarify Wexford Capital LP’s role as Diamondback’s “equity sponsor.”

Response: The Confidential Submission has been revised. Please see pages 3 and 73.

Risk Factors, page 16

Our business is difficult to evaluate . . . page 16

6.	Expand this discussion to indicate that you do not have historical financial statements for periods prior their being acquired by Diamondback.

Response: The Confidential Submission has been revised. Please see page 17.

Risks Inherent in an Investment in Us, page 37

Cost reimbursements due to our general partner and its affiliates for services provided to us or on our behalf will reduce cash available for distribution to our unitholders.…, page 41

7.	Please also indicate that is no limit on such reimbursements. We refer you to page 124, where you state that your partnership agreement does not set a limit on the amount of expenses for which the general partner and its affiliates may be reimbursed.

Response: The Confidential Submission has been revised. Please see page 41. We note that the second sentence of the referenced risk factor states that the partnership agreement does not set a limit on the amount of expenses for which the general partner and its affiliates may be reimbursed.

Cash Distribution Policy and Restrictions on Distributions, page 53

8.	Disclose when the board of directors of your general partner will adopt the cash distribution policy, and clarify whether such policy will be adopted as part of the partnership agreement. In that regard, we note you reference at page 113 the cash distribution policy as a material provision of your partnership agreement, which you have not yet filed. Please also include the form of your partnership agreement in your next submission.

Response: The Confidential Submission has been revised. Please see pages 10, 38, 53 and 114 and Appendix A.

Capital Expenditures, page 59

9.	Please expand your disclosure to clarify the reason why you do not anticipate incurring any replacement capital expenditures during the forecast period.

Response: The Confidential Submission has been revised. Please see pages 10-11, 53 and 58.

Securities and Exchange Commission

May 7, 2014

Business, page 72

Our Properties, page 73

10.	We note your statement “We do not have potential drilling location information with respect to the portion of our properties not operated by Diamondback, although we believe that such portion has very similar production characteristics to the portion operated by Diamondback.” On page 79, you state “Our undeveloped reserves are from 106 vertical wells and 24 horizontal wells, of which Diamondback is the operator of 69 vertical wells and 15 horizontal wells and RSP Permian is the operator of the remaining 37 vertical wells and nine horizontal wells.” As your properties are predominantly mineral interests and you have no development cost obligations, it appears you will have little or no input over the drilling of proved undeveloped locations that are not operated by Diamondback. Rule 4-10(a)31(ii) of Regulation S-X states “Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.” Please explain to us how the proved undeveloped locations/reserves that are not operated by Diamondback are reasonably certain of drilling and comply with Rule 4-10.

Response: The statement “We do not have potential drilling location information with respect to the portion of our properties not operated by Diamondback ….” was intended to reference non-proved locations. Operators may have varying opinions as to the prospectivity of the various shale benches within the Wolfberry interval and may elect to drill at differing well spacing based on each operator’s economic criteria. Therefore, our assessment on the number of potential drilling locations may be different from the operators’ assessment and is likely to change with time and future well results. The Confidential Submission has been revised. Please see page 73.

As to proved locations, Diamondback had general discussions with RSP Permian at the end of 2013 to ascertain their reserve booking plans. As previously stated, the Registrant will own the minerals under approximately 14,804 gross (12,687 net) acres. Diamondback is the operator of 7,514 gross (6,178 net) acres. Diamondback has a working interest in an additional 1,313 gross (532 net) acres, where the operating agreement allows Diamondback to propose wells. RSP Permian is the designated operator of this acreage. In the remaining 5,977 gross (5,977 net) acres, Diamondback owns no working interest, and neither Diamondback nor the Registrant has any control over their development other than to enforce any development provisions in the relevant lease agreement. RSP Permian is the operator of the majority of the mineral interest-only acreage. RSP Permian is continuing to develop this acreage with both vertical and horizontal wells. Of the 37 vertical and nine horizontal PUD wells of which RSP Permian is the operator, seven of the vertical and all nine of the horizontal PUD wells are on acreage where Diamondback has a working interest and can influence development. The remaining 30 vertical PUD locations are on mineral interest-only acreage. RSP Permian currently has one rig drilling vertical wells and one rig drilling horizontal wells on this acreage. RSP Permian has provided us with their PUD locations as of December 31, 2013 for the acreage it operates. In the acreage where Diamondback owns a working interest, RSP Permian had booked 16 vertical wells and eight horizontal wells, compared to the Registrant’s booking of reserves associated with seven vertical wells and nine horizontal wells. On the mineral interest-only acreage, RSP Permian had 31 vertical PUD wells compared to the Registrant’s 30 vertical PUD wells.

Securities and Exchange Commission

May 7, 2014

Production and Price History, page 80

11.	You present an average historical natural gas price of $3.67/MCFG for the three plus months since inception while the price for proved reserve determination (page 78) is $5.03/MCFG. It appears the higher price is for “wet gas” even though you also present Natural Gas Liquids production and reserves. Please explain this difference to us. Address whether ethane rejection by the processor has a significant effect here.

Response: Diamondback’s historical properties have reserves booked with dry gas and natural gas liquids, while the recently acquired mineral interest-only properties are booked with wet gas and no natural gas liquids. Our preference is to book reserves on a three stream basis; however, the existing gas processing contracts pertaining to the Registrant’s properties do not contain a take-in-kind provision, which our auditors require for three stream reserve booking. The individual income forecasts and one-line recaps that are being provided in response to Comment 18 show this detail. The average gas price of $5.03/MCF reflects the average of the wet gas and dry gas pricing. Ethane rejection has a minimal effect on our reserve value as a relatively small portion of revenue from our properties is derived from the sale of natural gas liquids. Also, at current pricing, the extraction and sale of ethane does not result in a significant value increase.

Management, page 91

Director Independence, page 93

12.	Clarify whether appointing two additional independent members after listing on NASDAQ will expand the size of your general partner’s board of directors. In that regard, we note you state at page 92 that the board will consist of seven members upon closing of your offering.

Response: The Confidential Submission has been revised accordingly. Please see page 90.

Executive Compensation and Other Information, page 95

13.	It appears that you will reimburse Diamondback for the time that your executive officers will allocate to the Partnership under Diamondback’s compensation arrangements. Expand this section to provide the information required by Item 402 of Regulation S-K for Diamondback’s compensation plans and agreements.

Response: We acknowledge the Staff’s comment and respectfully submit that no information regarding Diamondback’s compensation plans and agreements is required by Item 402 of Regulation S-K in the Registration Statement.

The Registrant is a subsidiary of Diamondback, formed in February 2014, and at the closing of the offering will hold certain mineral interests acquired by Diamondback on September 19, 2013. Diamondback is a publicly traded independent oil and natural gas company, and all of the Registrant’s executive officers are also executive officers of Diamondback and share their time

Securities and Exchange Commission

May 7, 2014

with Diamondback. The Registrant’s executive officers are employed and compensated by Diamondback, and the responsibility and authority for all compensation-related decisions for the Registrant’s executive officers resides with the compensation committee of Diamondback’s board of directors. The Registrant does not establish or direct the compensation policies or practices of Diamondback. All compensation previously awarded to the Registrant’s executive officers was provided by Diamondback and, going forward, the Registrant’s executive officers will not receive separate amounts of compensation in relation to the services they provide to the Registrant (other than with respect to any awards that may be granted under the long-term incentive plan the Registrant intends to adopt prior to the completion of the offering).

Under its partnership agreement, the Registrant is obligated to reimburse Diamondback for compensation related expenses (including salary, bonus, incentive compensation and other amounts) attributable to the portion of an executive’s time that is dedicated to providing services to the Registrant. The partnership agreement provides that the Registrant’s general partner will determine the expenses that are allocable to the Registrant and does not set a limit on the amount of expenses for which Diamondback may be reimbursed. The Registrant’s executive officers intend to devote as much time as is necessary for the proper conduct of the Registrant’s business. Please see the response to Comment 14 for the estimated percentage of time the Registrant’s executive officers will devote to the Registrant’s operations.

Pursuant to Regulation S-K Question 217.03 in the Division of Corporation Finance’s Compliance & Disclosure Interpretations (“C&DI 217.03”) and the provisions applicable to emerging growth companies under the Jumpstart Our Business Startups Act (the “JOBS Act”), the Registrant is not required to disclose in the Registration Statement compensation previously awarded to the Registrant’s executive officers by Diamondback. The total compensation paid or awarded to the Registrant’s executive officers who are currently named executive officers of Diamondback for 2013 and a narrative discussion of Diamondback’s compensation plans and agreements is publicly reported in Diamondback’s proxy statement filed with the Commission on April 30, 2014. In accordance with C&DI 217.03, the Registrant will begin reporting the compensation of its named executive officers for services rendered to the Registrant and its subsidiaries for periods commencing on and after the date of completion of the offering.

In appropriate future filings for future years, the Registrant intends to disclose with respect to its executive officers, to the extent required by the provisions of Item 402 of Regulation S-K applicable to emerging growth companies under the JOBS Act, (i) the compensation paid by Diamondback to the Registrant’s named executive officers and allocable to services to the Registrant, including certain information regarding Diamondback’s compensation plans and agreements (based on the Registrant’s consideration of the SEC’s applicable guidance regarding the allocation of compensation, including but not limited to Regulation S-K Questions 217.08 and 217.09 in the Division of Corporation Finance’s Compliance & Disclosure Interpretations), and (ii) any compensation associated with awards granted to the Registrant’s named executive officers under the long-term incentive plan that the Registrant intends to adopt prior to the completion of the offering.

14.	Please provide an estimate of the percentage of time that your executive officers will devote to the Partnership’s operations. Also indicate whether you utilized this same estimate to calculate the general and administrative expenses in your estimated cash available for distribution.

Securities and Exchange Commission

May 7, 2014

Response: Since Diamondback’s acquisition in September 2013 of the mineral interests that will be contributed to the Registrant in connection with the offering, the Registrant’s executive officers, on average, have devoted approximately 4%-5% of their time to the operations of the Registrant’s predecessor. Following the completion of the offering, the Registrant expects that its executive officers, on average, will devote approximately 6%-10% of their time to the Registrant’s operations; however, the amount of time that the executive officers actually devote to the Registrant’s operations cannot be predicted with certainty at this time and will primarily depend on the Registrant’s acquisition opportunities and activities at a given point in time. For purposes of calculating the general and administrative expenses in the Registrant’s estimated cash available for distribution for the twelve months ending June 30, 2015, the Registrant utilized this same estimate. Again, while the Registrant believes that this estimate is reasonable in light of current expectations concerning future events, the amount of time actually spent by executive officers in managing the Registrant’s operations in the future is inherently uncertain and could be significantly different than what is currently anticipated.

The Partnership Agreement, page 113

Applicable Law; Forum, Venue and Jurisdiction, page 115

15.	If material, please add related risk factor disclosure of the exclusive forum, venue, and jurisdiction provisions in your partnership agreement.

Response: The Confidential Submission has been revised accordingly. Please see page 45.

Audited Financial Statements of Viper Energy Partners, LP

16.	Please provide a pro forma balance sheet reflecting your intended distribution to Diamondback Energy, Inc. (but not giving effect to the offering proceeds) alongside your historical balance sheet. Refer to SAB Topic 1B.3 for guidance.

Response: The Confidential Submission has been revised accordingly. Please see pages F-6 and F-10.

Audited Financial Statements of Viper Energy Partners, LLC

17.	We note from the Form 10-K of Diamondback Energy, Inc. that Viper Energy Partners, LLC fully and unconditionally guarantees the 7.625% Senior Notes. Please revise your disclosure here and in other relevant sections of the filing to discuss the guarantee.

Response: In connection with the closing of the offering, Viper Energy Partners LLC will be released from its guarantee of the 7.625% Senior Notes. The Confidential Submission has been revised. Please see page 103. We have not revised the audited financial statements of Viper Energy Partners LLC to include disclosure related to this guarantee. We believe that with respect to the audited financial statements, this disclosure is not material because (a) the Confidential Submission has been revised to state that Viper Energy Partners LLC will be released from this guarantee upon closing of the offering and (b) we believe the risk of Viper Energy Partners LLC having to perform pursuant to the guarantee prior to its release is remote.

Securities and Exchange Commission

May 7, 2014

Notes to the Financial Statements, page F-10 Oil and Natural Gas Reserves, page F-15

18.	Please provide us with the petroleum engineering reports you used as the basis for your December 31, 2013 proved reserves disclosures here and in Exhibit 99.1. You may furnish these materials on digital media such as flash drive or compact disk.

The report should include:

a)	One-line recaps in spread sheet format for each property sorted by field within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

b)	Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

c)	Individual income forecasts for all the wells/locations in the proved developed and proved undeveloped categories;

d)	Engineering exhibits (e.g. narratives, maps, rate/time plots, volumetric calculations) for the three “strategic” wells drilled to “delineate our acreage position” on page 79. Please ensure that the decline parameters, EURs and cumulative production figures are presented on any rate/time plots.

e)	Discussion and illustration of the procedures you used to determine the economic limits for the projections of estimated future production of your royalty properties’ proved reserves.

If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return supplemental information as long as certain express conditions are met.

If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

Please direct these engineering items to:

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-4628

Attn: Ronald M. Winfrey

Response: In response to the Staff’s comment, the Registrant is providing the Staff supplementally the requested information. Please note that such report is being furnished to the Staff under separate cover pursuant to Rule 418(b) under the Securities Act of 1933 and under the Freedom of Information Act and is not being filed electronically as part of this letter.

Securities and Exchange Commission

May 7, 2014

19.	You disclose “Purchase of reserves in place” of 8.6 MMBOE for total acquisition costs (page F-14) of $448 thousand which is a unit cost of about 5¢/BOE. Please explain to us the conditions/situations that allowed this purchase price.

Response: All amounts included in the notes to the financial statements of Viper Energy Partners LLC are in thousands unless otherwise noted. This notation is included in the header of each page of the notes to the financial statements of Viper Energy Partners LLC. Accordingly, total acquisition costs for the period disclosed on page F-14 is $448,034,000.

20.	FASB ASC Paragraph 932-235-50-5 requires “appropriate explanation of significant changes” for line items in the reconciliation of your disclosed proved reserves. Please amend your document to explain the details/circumstances of “extensions and discoveries” for 2013.

Response: The Confidential Submission has been revised. Please see pages 79 and F-16.

Exhibits

21.	Please file all agreements required to be filed by Item 601(b)(10) of Regulation S-K, or revise your exhibit index to include all agreements that you intend to file as exhibits. For example, we note your reference to lock-up agreements at page 145.

Response: We acknowledge the Staff’s comment and will file all agreements required to be filed by Item 601(b)(10) of Regulation S-K in a timely manner. A form of the referenced lock-up agreement will be included as an exhibit to the form of Underwriting Agreement to be filed as Exhibit 1.1 to the Registration Statement. The form of the partnership agreement has been included as Appendix A and Exhibits 10.1 and 10.3 have been filed with the Registration Statement.

*            *             *            *            *

Please direct any questions you have with respect to the foregoing responses or supplemental materials to me at (405) 463-6900 or Brenda Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133.

Very truly yours,

/s/ Teresa L. Dick
Teresa L. Dick Chief Financial Officer, Senior Vice President and Assistant Secretary

cc:	Caroline Kim

Randall J. Holder – Viper Energy Partners LP

Brenda Lenahan – Vinson & Elkins L.L.P.

Mike Rosenwasser – Vinson & Elkins L.L.P.